Jonathan W. Thayer	750 E. Pratt Street
Senior Vice President and Chief Financial Officer	18th Floor
Baltimore, Maryland 21202-3106
410.470.2821

May 19, 2010

By Electronic Transmission

Mr. Scott Stringer

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Constellation Energy Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-12869

Dear Mr. Stringer:

This letter is in response to the Staff’s letter dated April 28, 2010.  For your convenience, we have restated each of the Staff’s comments and followed them with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 77

Consolidated Statements of Income (Loss), page 81

1.              Explain to us why equity investment (losses) earnings are included within income from operations.  Please be detailed in your response.

Response:

We include equity investment (losses) earnings within income from operations because our equity method investments primarily include power generation activities that are integral to our core energy business.  As indicated within Item 1. Business-Overview, page 2 of our 2009 Annual Report on Form 10-K, “Our merchant energy business…develops, owns, owns interests in, and operates electric generation facilities…”  Similarly, we include all electric generation units, whether owned 100% or through equity investments, as properties presented in Item 2. Properties, page 27 of our 2009 Annual Report on Form 10-K.  In our Significant Accounting Policies footnote, page 98 of our 2009 Annual Report on Form 10-K, we state that “We consider our investments in generation-related qualifying facilities, power projects, and joint ventures to be integral to our operations.”  Considering the fundamental activities of our business and the nature of our equity method investments, we believe that the most transparent presentation of equity investment (losses) earnings is within income from operations.

We considered Rule 5-03(12) and 4-01(a) of Regulation S-X in determining our presentation of equity investment (losses) earnings within income from operations.  While Rule 5-03(12) reflects equity method earnings below income tax expense it also states that “if justified by the circumstances, this item may be presented in a different position and a different manner.”  We further considered the minutes of the AICPA SEC Regulation Committee Joint Meeting with SEC Staff on March 11, 2003 where the SEC Staff clarified that equity investment earnings could be included within income from operations if equity method investments are considered integral to the company’s operations.

We believe that our circumstances are consistent with the above guidance and with the principle in Rule 4-01(a) that “ (f) inancial statements should be filed in such form and order...as will best indicate their significance and character in the light of the provisions applicable thereto.”  Furthermore, we have clearly presented equity investment earnings as a separate line item on the face of our Consolidated Statements of Income (Loss) and have disclosed the details of those earnings in Note 4 to our Consolidated Financial Statements on page 116 of our 2009 Annual Report on Form 10-K.

This conclusion reflects our determination that these equity method investments are integral to our core business operations based on the consideration of the following items:

•                  Equity method investment in Constellation Energy Nuclear Group, LLC (CENG)

•                  CENG is considered a significant subsidiary as defined by SEC Regulations and thus we included audited financial statements of CENG as an exhibit to our 2009 Annual Report on Form 10-K.

•                  In the Item 1. Business — Merchant Energy Business - Introduction section, page 3 of our 2009 Annual Report on Form 10-K, we note that our Merchant Energy Segment includes “nuclear generation operations through our membership interest in CENG, our nuclear joint venture.”

•                  We have various intercompany transactions with CENG, including purchasing power from the nuclear plants.

•                  Equity method investment in UniStar Nuclear Energy, LLC (UniStar)

•                  In the Item 1. Business — Overview section, page 2 of our 2009 Annual Report on Form 10-K, we note that through our other nonregulated businesses we “develop and deploy new nuclear plants in North America through our joint venture (UniStar Nuclear Energy, LLC).”

•                  We have publicly stated our intention to pursue the development of new nuclear plants, and our present expectations are that UniStar would be the entity through which we plan to build new nuclear plants.

•                  Equity method investments in Qualifying Facilities and Power Projects

•                  In the Item 1. Business — Merchant Energy Business - Generation section, page 5 of our 2009 Annual Report on Form 10-K, we separately discuss our interest in these 18 energy projects.

•                  These projects are an extension of our operations, providing additional capacity, and simply represent a different vehicle for owning interests in power plants.

•                  All of our equity method investments are nontaxable entities, and thus the equity investment (losses) earnings line item included in income from operations does not include any income tax expense or benefit.

2.              Please explain to us why the gain on sale of your interest in CENG and the net (loss) gain on divestitures are classified within income (loss) from operations as opposed to the CEP LLC equity sale gains which are classified below income (loss) from operations.

Response:

The gain on the sale of our interest in CENG and the net (loss) gain on divestitures occurred primarily during 2009 and are classified within income (loss) from operations because the activities related to these businesses were operating in nature and represented part of our core business activities.  The gains on the CEP LLC share issuances executed in 2007 were classified in accordance with accounting guidance in effect at that time which specifically required non-operating income presentation for such share issuance transactions.

As discussed in our response to comment number 1 above, the activities related to CENG were, and continue to be, integral to our fundamental business activities.  Prior to the sale of an interest in CENG to EDF Group and affiliates (EDF), we reflected the activities of our nuclear generation business within operating income as a consolidated subsidiary.  Likewise, prior to the divestiture of our international commodities and our Houston-based gas trading activities we presented the results of these activities within income from operations as they were considered part of our core energy business.  Accordingly, the net (loss) gain on divestitures was presented within income from operations, reflecting the integral nature of these activities within our core business.

By contrast, at the time of the 2007 CEP LLC share issuance transactions, SAB Topic 5H specifically required gains and losses on such share issuances to be presented separately within non-operating income.  Accordingly, the gains on the CEP LLC share issuance were reflected as non-operating in our financial statements.  SAB Topic 5H was eliminated in 2009 with the issuance of SAB 112, which indicates that ASC 810 — Consolidation (formerly SFAS 160) effectively now provides accounting guidance for circumstances that result in deconsolidation of a subsidiary.  This guidance is to be applied prospectively after December 31, 2008 (not retrospectively).  However, ASC 810 does not prescribe any specific income statement presentation requirements for such share issuance transactions.  Rather, companies are required to clearly disclose the caption in the income statement in which the gain or loss is recognized unless separately presented on the face of the income statement.

Consolidated Balance Sheets, page 83

3.              Tell us the nature and the various component amounts of “accounts payable and accrued liabilities” in the consolidated balance sheet.  Note that any item in excess of 5% of the total current liabilities should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Response:

The nature and component amounts of “accounts payable and accrued liabilities” in our Consolidated Balance Sheets consist of the following at December 31, 2009 and 2008:

	December 31,
	2009	2008
	(In millions)
Trade Accounts Payable	$1,150.5	$2,138.7
Accrued Liabilities	111.9	231.4
Accounts Payable and Accrued Liabilities	$1,262.4	$2,370.1
Total current liabilities	$4,040.7	$8,460.2
5% of total current liabilities	$202.0	$423.0

As of December 31, 2009 and 2008, “trade accounts payable” represented over 90% of the amounts presented in the line item “accounts payable and accrued liabilities.”  The amounts related to “accrued liabilities” do not exceed 5% of total current liabilities so as to require separate line item presentation on our Consolidated Balance Sheets.

Notwithstanding the above, we will disclose “trade accounts payable” as a separate line item on our Consolidated Balance Sheets effective with our June 30, 2010 Quarterly Report on Form 10-Q.

Notes to Consolidated Financial Statements, page 91

1 Summary of Accounting Policies, page 91

Accounting of Variable Interest Entities, page 102

4.              Tell us if you assessed CENG to determine whether it is a variable interest entity.  If so, please summarize for us the results of your analysis.  Reference is made to FASB ASC 810-10-15-14.

Response:

Yes, we performed a variable interest entity (VIE) assessment of CENG and determined that CENG is not a VIE under ASC 810 — Consolidation.  We concluded that CENG is not a VIE for two reasons.  First, we concluded that CENG meets the scope exception identified in ASC paragraph 810-10-15-17.  This exception provides that a legal entity that is deemed to be a business under certain conditions need not be evaluated by a reporting entity to determine if the legal entity is a VIE.  As a secondary confirming factor, we also concluded that even if CENG had not met the scope exception, it nevertheless did not meet the criteria for an entity to be considered a VIE.

With respect to the scope exception, as further elaborated in our response to comment number 5 below, under the terms and conditions of the operating agreement between Constellation Energy Group, Inc. (CEG) and EDF, all fundamental aspects of CENG were designed for this entity to operate under the joint control of both CEG and EDF.  Accordingly, we believe CENG qualifies as an operating joint venture, meets the definition of a business under ASC 810, and does not meet any of the other conditions that would prevent the applicability of the scope exception.  As a result, we believe that it is reasonable to conclude that CENG could apply this exception.

However, notwithstanding our conclusion that CENG meets this scope exception, we further considered whether CENG would be considered a VIE in the absence of this exception.  ASC 810-10-15-14 establishes the evaluation criteria for determining whether an entity is a VIE.  We discuss each of the evaluation criteria, along with our analyses and conclusions, as follows:

•                  Sufficiency of Equity — An entity is a VIE if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support.  The equity investment at risk must be large enough to absorb the potential downside variability of the entity’s activities in order to be sufficient.

Analysis — We determined that this criterion is not met because: (1) the fair value of the total equity investment at risk of CENG is considered significant at the level of over 75% of the fair value of total assets, (2) CENG has no debt or other forms of subordinated financial support, and (3) CENG’s governing documents allow additional equity contributions on a pro rata basis from the equity holders as called for by the CENG board of directors.

•                  Lack of a Controlling Financial Interest — An entity is a VIE if, as a group, the equity investors lack any one of the following three characteristics of control:

•                  The ability to control the entity through voting rights,

•                  If the group of equity holders do not have the ability to make decisions about the entity’s activities, the entity is a VIE with respect to this characteristic

•                  Equity investors are deemed to lack this criterion if voting rights are not proportional to economic interests and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights

•                  The obligation to absorb expected losses, or

•                  The rights to receive expected residual returns.

Analysis — We determined that this criterion is not met because all of the above characteristics are present in the structure of the CENG entity.  CENG’s operating agreement states that each equity holder (CEG and EDF) has the right to appoint five members to the board of directors of CENG through which they jointly control all activities of the entity (subject to the tie-breaking authority held by the chairman of the board, who is appointed by CEG, in the event of deadlock on certain matters, such as safety, security and reliability of the plants, which is discussed more fully in our response to comment number 5).  All material decisions are subject to voting control proportional to the economic interests of the two equity holders, and the operating agreement provides for independent binding arbitration for any disputes that may arise in the course of the joint venture operations.  Further, each investor is at risk for its share of expected losses and each investor has the right to its pro rata share of CENG’s residual returns.  We also determined that other agreements between us and CENG, as described below, are not variable interests.  Accordingly, the equity holders as a group have the ability to make decisions that have a significant impact on the success of the entity through the equity ownership interests and corresponding board authorities.

In conjunction with the sale of a 49.99% membership interest in CENG to EDF, we executed a power purchase agreement (PPA) with CENG with an initial fair value of $0.8 billion under which we will purchase between 85% - 90% of the available output of the nuclear plants that is not already contracted to be sold to third parties under pre-existing PPAs.  The term of the PPA with CENG is five years and is based on market prices at the time of delivery with the exception of the first two years, during which the prices are fixed in order to transfer the agreed-upon value of $0.8 billion to CEG.  The initial $0.8 billion fair value of this PPA represents a fixed price discount to the market price that was part of the negotiated sales price between CEG and EDF and accounted for as additional sales price consideration by CEG.  For the remaining three years of the PPA, CENG has the power to fix the prices on a monthly basis at then-current market prices in a manner consistent with the hedging strategy adopted by its board of directors.  We evaluated this PPA for possible variable interest classification and determined it did not constitute a variable interest for the following reasons:

•                  The volume of power to be purchased by CEG under the PPA, after considering the power that is already committed to be sold to third parties, amounts to only approximately 60% of the total projected power to be generated by CENG during the five year PPA term;

•                  The five-year term of the PPA is significantly shorter than the remaining license periods of the nuclear power plants (ranging from 19 to 36 years);

•                  The pricing terms contained within the PPA (fixed price discount to market prices for two years and the ability to only lock in fixed prices each month at the then forward market price) do not result in the PPA absorbing significant market power price risk over the lives of the nuclear power plants.  The design of the PPA was to enable (1) funding of the negotiated sales price consideration and (2) permit the operations of CENG to realize monthly power market prices.  While daily power market prices can be hedged at the election of CENG, it is important to note that operating risk is still borne by CENG and can result in variability that is assumed by the equity holders.

In addition to the PPA, CEG executed two service agreements to provide administrative services and power scheduling and energy management services to CENG in the absence of CENG having in-house resources available to perform these activities.  We evaluated these service agreements for possible variable interest classification and determined they were not variable interests for the following reasons:

•                  These service agreements were negotiated at arm’s length terms between CEG and EDF and relate to services that could be contracted from third parties if determined to be in the best interest of CENG;

•                  The terms of these agreements (i.e., one year for the administrative services agreement and five years for the power services agreement) are significantly shorter than the remaining license periods of the nuclear power plants (ranging from 19 to 36 years);

•                  The payment liabilities that arise from these service agreements have the same level of seniority as other trade payables;

•                  The administrative services agreement has a fixed fee for the first year as negotiated prior to the transaction, and the fees beyond the first year are subject to change and renegotiation based on the future level of support requested by CENG and the actual costs of such support.

In conclusion, we believe that CENG meets the scope exception under ASC 810-10-15-17, and also it would not be considered a VIE as it otherwise does not meet the specified criteria to be considered a VIE.

2 Other Events, page 103

5.              We note you sold a 49.99% membership interest in CENG and retained a 50.01% interest.  As a result of the sale you disclosed you ceased to have a controlling financial interest and deconsolidated CENG and account for your retained interest in CENG using the equity method.  Please clarify how you determined you no longer had a controlling financial interest, despite retaining majority ownership and continued involvement through a power purchase agreement, a power service agreement and administrative service agreement.  Please be detailed in your analysis.  Reference is made to FASB ASC 810-10-25.

Response:

As detailed in our response to comment number 4 above, we concluded that CENG is not a VIE under ASC 810 — Consolidation.  As described in that response, our conclusion included evaluation of the power purchase agreement, the power service agreement, and the administrative service agreement.  Therefore, we assessed control of CENG under the voting interest model in ASC 810 — Consolidation.  Based on that assessment, we determined that CEG and EDF have joint control over CENG and that CEG no longer had a controlling financial interest.  We discuss this in further detail below.

After the close of the sales transaction, CEG held a 50.01% membership interest in CENG and EDF held the remaining 49.99% membership interest.  However, these percentages reflect economic interests and are not identical to the equity holders’ rights to control through voting interests, which are split evenly subject to the tie-breaking authority of the chairman discussed below.  As equity holders, CEG and EDF each have the right to appoint five directors to CENG’s board of directors.  Collectively, the ten directors exercise all of the powers and manage the business and affairs of CENG in accordance with CENG’s Second Amended and Restated Operating Agreement dated November 9, 2009 (which was filed as an exhibit to a Form 8-K dated November 12, 2009).  Key provisions of this agreement include:

•                  All material business decisions of CENG must be approved by unanimous consent of all the directors.  Key business decisions include:

•                  Adoption of the Annual Budget, Three-Year Budget, and Strategic Plan

•                  Entry into any contract that exceeds $50 million in total potential liability or risk to CENG that was not provided for in the Annual Budget, Three-Year Budget or Provisional Budget

•                  Making distributions to the equity holders

•                  Any change to the organization, governance, or management of any subsidiary of CENG if the agreements regarding organization, governance, or management of the subsidiary would not be substantially equivalent to those of CENG following the change

•                  Any incurrence of indebtedness in excess of $50 million

•                  CEG, through the appointment of the chairman of the board, has tie-breaking authority in the event of a deadlock of the board in specific matters, including matters related to regulatory strategy or the relationship with the U.S. Government including the Nuclear Regulatory Commission; the safety, security and reliability of the nuclear facilities; and any matter that, in view of U.S. laws or regulations, requires or makes it reasonably necessary to assure that EDF does not control matters relating to the safety, security and reliability of a U.S. nuclear facility.  However, there are measures in place to safeguard EDF’s interest related to these matters including:

•                  The chairman shall not exercise the casting vote in connection with any matter regarding nuclear safety, security or reliability to implement an option that is less likely to promote safety than the option being proposed by the EDF Directors

•                  A Nuclear Advisory Committee (NAC) has been formed consisting of U.S. citizens who are independent of CEG and EDF.  At least annually, the NAC shall prepare a report and supporting documentation to be delivered to the board, which shall advise CENG as to whether additional measures should be taken to ensure CENG is in compliance with U.S. laws and regulations regarding foreign domination or control of nuclear operations.

•                  In the event of deadlock on matters for which the chairman does not have the casting vote, the matter will be escalated to the CEOs of CEG and EDF and, if unresolved, either party may submit the dispute to binding arbitration.

In consideration of the structure of the board of directors and the terms and conditions contained in the operating agreement which govern the directors’ rights and responsibilities, we believe the primary requirement of “joint control” has been established and neither investor has a controlling financial interest in CENG.  The minor difference in the ownership percentages relates primarily to the distribution of economic results of CENG.  Control over all major decisions other than the specific matters related to the chairman’s tie-breaking authority discussed above is exercised jointly.

6.              We note you no longer reflect the nuclear decommissioning trust fund assets or liability on your Consolidated Balance Sheets.  Clarify for us and disclose how these obligations will be settled in light of the sale of your 49.99% membership interest in CENG to EDF.  For example, explain to us and disclose how potential shortfalls to cover decommissioning costs would be resolved between you and EDF.

Response:

In connection with our sale of a 49.99% membership interest in CENG to EDF, and with the approval of the Nuclear Regulatory Commission, we transferred the nuclear plant decommissioning trust funds and related asset retirement obligations to CENG.  As a result, the decommissioning of the nuclear power plants after these plants cease operations became an obligation of CENG and its subsidiaries, as is discussed on page 8 of our 2009 Annual Report on Form 10-K and in Note 5 to CENG’s consolidated financial statements for the period November 6, 2009 through December 31, 2009, which are filed as Exhibit 99(a) to our 2009 Annual Report on Form 10-K.  As further disclosed on page 8 of our 2009 Form 10-K and in Note 5 to CENG’s consolidated financial statements, additional funding would have to be provided by CENG and its subsidiaries to cover any shortfalls in the funds available for decommissioning.  Although CEG and EDF would not be legally liable for any shortfall, CENG could obtain additional funding through capital contributions from CEG and EDF if approved by CENG’s board of directors, pursuant to the terms of CENG’s operating agreement.  We disclose that we are exposed to risks due to our ownership of substantial interests in nuclear generating facilities, including risks relating to uncertainties regarding the financial aspects of decommissioning nuclear generating facilities, in Item 1A. Risk Factors, page 22 of our 2009 Annual Report on Form 10-K.

Divestitures, page 104

7.              Please summarize for us why the divestitures you discuss, which resulted in a pretax loss of $468.8 million for the year ended December 31, 2009, did not meet the conditions required for reporting discontinued operations.

Response:

The divestitures, which resulted in a pretax loss of $468.8 million for the year ended December 31, 2009, were comprised of the majority of our international commodities activities, our Houston-based gas and other trading activities, our uranium market participant, our shipping joint venture, and certain other de minimus activities.

Each of these divestitures was assessed separately to determine whether presentation as a discontinued operation was appropriate in accordance with the requirements of ASC 205-20-00 and other related guidance including ASC 205-20-20 with respect to what constitutes a component of an entity.  We concluded that none of the divestitures qualified for discontinued operations presentation as discussed in more detail below.

Our international commodities activities consisted of our international coal sourcing and sales programs, third party physical freight programs, and Canadian/UK/Continental Europe power, natural gas and carbon emission activities that complemented our core energy business.  The divested assets and liabilities of our international commodities activities were principally comprised of derivative and non-derivative accrual contracts, inventory, operating leases and other working capital accounts.  The divestiture of our Houston-based gas and other trading activities consisted almost entirely of forward physical and financial natural gas contracts, natural gas inventory in storage, contractually owned transportation and storage capacity, and the employees involved in these activities.

We determined that the divestitures of a majority of our international commodities activities and our Houston-based gas and other trading activities, which as described above consisted almost entirely of contractual arrangements that complemented our core energy business as opposed to distinct business operations, did not involve the disposal of a reportable segment, a reporting unit, a subsidiary, or an asset group.  As a result, we determined that they did not meet the criteria to qualify as a “component of an entity” and that these divestitures did not meet the pre-conditions in Section 1 of ASC 205-20-45-1 for classification as a discontinued operation.

We also evaluated our divestiture of a 100% interest that we owned in a separate legal entity whose principal activity was the trading of physical and financial uranium and uranium related value-added services including U308, UF6, conversion and enrichment services.  This entity also derived earnings from the provision of marketing services, lending of uranium, and the marketing of uranium financing products.

By virtue of the fact that this activity was conducted through a separate legal entity that met the definition of, and was accounted for as a subsidiary, our uranium market participant was determined to be a “component of an entity” and therefore met the pre-

condition for potential disclosure as a discontinued operation upon ultimate disposal.  Therefore, further analysis was required to assess whether it satisfied the additional criteria in Section 1 of ASC 205-20-45-1.

Specifically, we considered EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations,” which provides additional guidance on how to evaluate both of the conditions contained in Section 1 of ASC 205-20-45-1.  In that it was anticipated that we would continue to be involved in the procurement of U308, UF6 and conversion services products associated with our existing nuclear fleet after this divestiture, we determined that the continuing cash flows associated with this activity had not been eliminated from our ongoing operations.  Therefore, we concluded that the presentation of the divestiture of our uranium marketing participant as a discontinued operation was prohibited under EITF 03-13.

Finally, the shipping joint venture that we divested was an equity method investment and as such was not subject to presentation as a discontinued operation per the scope exception in ASC 205-20-15-1.

7  Pension, Postretirement, Other Postemployment, and Employee Savings Plan Benefits, page 123

8.              Explain to us how you determined your long-term expected return assumption on plan assets of 8.50% and concluded that the rate used is reasonable.  Please be detailed in your analysis.  In this regard, summarize for us by asset class your actual long-term returns for the life of such assets or investment policy.  Contrast your returns with benchmarks for similar asset classes.  Please tell us whether you used geometric or arithmetic mean to compute your expected long-term return. See FASB ASC 715-30-35-47.  We may have further comment.

Response:

We determined our 8.50% long-term rate of return on pension plan assets (pension ROA) assumption at December 31, 2009 in accordance with the requirements of ASC 715-30-35-47.  This assumption reflects our expectations regarding the average rate of earnings anticipated on the funds currently invested or to be invested to provide for the benefits reflected in the projected benefit obligation for our pension plan.

In developing our pension ROA assumption at December 31, 2009, we applied a methodology that was consistent with the approach used in prior years as follows:

•                  Primary consideration was given to an analysis which applies expected investment returns based on capital market return data supplied by two independent service providers to targeted asset allocations provided for in the plan’s investment policy.

•                  Secondary consideration was given to other available information such as:

•                  historical actual returns on total plan assets, and

•                  our practice of changing the pension ROA assumption infrequently given the long-term investment horizon for the assets and having reduced this assumption from 8.75% to 8.50% one year earlier.

•                  For context, a 50 basis point change in our expected rate of return assumption results in an approximate $3.2 million after-tax impact to our operating results.

Specifically, at December 31, 2009 our 8.50% pension ROA assumption reflected the plan’s targeted asset allocation per its approved investment strategy as disclosed in Note 7 to our audited financial statements on page 126 of our 2009 Annual Report on Form 10-K.  The ranges of capital market returns (geometric/compound) by asset category supplied by the two independent service providers in December 2009 were as follows:

•                  Global equity securities:  8.0% - 9.9%

•                  Fixed income securities:  5.8% - 6.5%

•                  Alternative investments:  9.3% - 14.0%

•                  High yield bonds:  6.8% - 7.5%

Applying these returns to the plan’s targeted asset allocations resulted in expected returns ranging from 8.45% to 8.58%, which served as the primary basis for our maintaining our pension ROA assumption at the 8.50% level established at December 31, 2008.

As indicated above, as part of our annual assumption review process we also look at actual historical returns on total plan assets as a secondary consideration, recognizing that: (1) actual returns will be volatile over the short-term due to market cycles and (2) that investment policy/asset allocations change over time making past performance an imperfect predictor of the future.

At the time of developing our December 31, 2009 assumption, the plan had earned a 17.43% return year-to-date through November 30, 2009 after losing 29.49% in 2008.  At November 30, 2009, the actual average compound return on total plan assets was less than 8.50% on an inception-to-date (ITD) basis (since 1/1/1993); however, it was trending upward over recent periods.  Additionally, in an attempt to normalize the impact of market volatility, we also looked at the arithmetic average of the annual compound ITD returns on total plan assets.  That analysis indicated an average annual ITD return of 8.36% through 2009 as compared to 8.53% and 8.63% through 2008 and 2007, respectively.  Finally, further supporting the impact of market volatility on actual returns, the plan earned 19.4% for 2009 and 4.0% in the first three months of 2010.

In conclusion, given the long term investment horizon of the pension assets, our plan’s target asset allocation, utilization of external capital market return data, the inherent uncertainty of estimating future returns, and, at $3.2 million after-tax, the immaterial impact of a 50 basis point change in the pension ROA on our operating results, we believe that the analysis performed at December 31, 2009 appropriately supported the reasonableness of our maintaining an 8.50% pension ROA assumption and was in accordance with the requirements of ASC 715-30-35-47.

8 Credit Facilities and Short-Term Borrowings, page 128

9.              We note you entered into an asset put arrangement with EDF that provides you with option to sell certain non-nuclear generation assets to EDF for proceeds up to $2 billion.  Please tell us and disclose how you accounted for the put agreement.

Response:

On December 17, 2008, CEG and EDF entered into a series of agreements under which EDF would purchase a 49.99% ownership interest in CENG and would provide CEG with additional liquidity through the following transactions:

•                  EDF immediately invested $1 billion in CEG by purchasing 10,000 shares of our 8% Series B Preferred Stock;

•                  EDF provided CEG with a $600 million interim backstop liquidity facility; and

•                  EDF provided CEG the right to require EDF to purchase up to $2.0 billion of certain non-nuclear generation assets for pre-determined prices under an asset put arrangement.

We disclosed the nature and terms of the asset put arrangement initially in a Form 8-K filed in December 2008 and subsequently in our Credit Facilities and Short-Term Borrowings footnote in our 2008 and 2009 Annual Reports on Form 10-K.

We have accounted for the asset put arrangement as an executory contract with no accounting recognition unless and until such time as we exercise our option to sell any of the identified generating assets to EDF.  The asset put arrangement does not meet the definition of a derivative because the underlying assets are not traded on an exchange, represent unique physical generating plant assets, and are not readily convertible to cash.  Additionally, if exercised, the terms of the put arrangement require the transfer of specific physical assets and do not provide for cash settlement.  Therefore, the contract is not within the scope of ASC 815 and is not a derivative contract.  Rather, it is an executory contract for the sale of certain physical assets.  As with any fixed price agreement to sell a physical asset, it is subject to economic value changes for the period of time from the date of the agreement to the date of the closing of any asset sales upon exercise of the option.

We have disclosed the nature and purpose of the asset put arrangement in our financial statement footnotes and have discussed the overall size and regulatory status of the arrangement.  To date, there have been no impacts on our financial statements and management is not required to adhere to any new operating or control protocols as a result of the arrangement.  If we were to exercise the option to sell any of the non-nuclear generating assets covered by the put option to EDF, we would reflect appropriate accounting and disclosures in our periodic reports.

*     *     *     *     *

In connection with our responses to your letter, Constellation Energy Group, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

*     *     *     *     *

Please feel free to contact Bryan P. Wright, Vice President, Chief Accounting Officer and Controller at (410) 470-3213 or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer